UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

IMPINJ, INC.

(Name Of Subject Company (Issuer) And Filing Person (Offeror))

Common Shares, par value $0.0001 per share

(Title of Class of Securities)

453204109

(CUSIP Number of Class of Securities’ Common Stock)

Chris Diorio, Ph.D.

Chief Executive Officer

Impinj, Inc.

400 Fairview Avenue North, Suite 1200

Seattle, Washington 98109

Telephone: (206) 517-5300

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Patrick J. Schultheis Michael Nordtvedt Jeana S. Kim Wilson Sonsini Goodrich & Rosati, P.C. 701 Fifth Avenue, Suite 5100 Seattle, Washington 98104 (206) 883-2500	Yukio Morikubo General Counsel Impinj, Inc. 400 Fairview Avenue North, Suite 1200 Seattle, Washington 98109 (206) 517-5300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$23,526,638	$2,930

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount assumes that options to purchase 1,402,592 shares of common stock of Impinj, Inc. having an aggregate value of approximately $23.5 million as of April 13, 2018 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated using the Black-Scholes option pricing model.
**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $124.50 for each $1,000,000 of the value of this transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,930	Filing Party: Impinj, Inc.
Form of Registration No.: Schedule TO	Date Filed: April 18, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 2 (the “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the United States Securities and Exchange Commission (the “SEC”) by Impinj, Inc., a Delaware corporation (“Impinj” or the “Company”), on April 18, 2018, in connection with the Company’s offer to exchange certain options to purchase up to an aggregate of 1,493,358 shares of the Company’s common stock, whether vested or unvested, granted under the Company’s 2016 Equity Incentive Plan, with an exercise price per share equal to or greater than $21.72, that are outstanding at the start of the exchange offer and remain outstanding and unexercised through the expiration of the exchange offer.

Only those items amended or supplemented are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 2 together with the Schedule TO, the Offer to Exchange dated April 18, 2018 (the “Offer to Exchange”), the Election Form and the other Disclosure Documents (as defined in the Schedule TO).

The Offer to Exchange, the Election Form, and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Exchange, are hereby amended and supplemented as follows:

1.	Page 21 of the Offer to Exchange is amended and supplemented by replacing the fourth sentence in the first paragraph of the Section titled “Risks of Participating in the Offer” with the following sentence:

The risks described below, as well as the risk factors in our quarterly report on Form 10-Q for our fiscal quarter ended March 31, 2018 and our annual report on Form 10-K for our fiscal year ended December 31, 2017, filed with the SEC, highlight some of the material risks of participating in this Offer.

2.	Page 87 of the Offer to Exchange is amended and supplemented by adding the following language after the first bullet point of the Section titled “17. Additional information”:

•	Our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2018 as filed with the SEC on May 8, 2018;

3.	Pages 87-88 of the Offer to Exchange are amended and supplemented by replacing the text under the Section titled “18. Financial statements” with the following:

The financial information, including financial statements and the notes thereto, included in our annual report on Form 10-K for the fiscal year ended December 31, 2017 and quarterly report on Form 10-Q for fiscal quarter ended March 31, 2018 are incorporated herein by reference. Attached as Schedule B to this Offer to Exchange is a summary of our financial information from our annual report on Form 10-K for our fiscal year ended December 31, 2017 and from our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2018. More complete financial information may be obtained by accessing our public filings with the SEC by following the instructions in Section 17 of this Offer to Exchange titled “Additional information.”

We had a book value per share of $5.09 on March 31, 2018 (calculated using the book value as of March 31, 2018, divided by the number of outstanding shares of our common stock as of March 31, 2018).

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated. You should read these ratios in connection with our financial statements and accompanying notes, and our annual report on Form 10-K for the period ended December 31, 2017, incorporated by reference in this Offer to Exchange.

	Fiscal Year Ended December 31,		Three Months Ended March 31,
	2016	2017	2018
Ratio of earnings to fixed charges	*	*	*

*	Earnings are inadequate to cover fixed charges.

For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of net loss before benefit from income taxes. Fixed charges consist of interest expenses, amortization of capitalized debt issuance costs, the estimated portion of rental expense deemed by us to be representative of the interest factor of rental payments under our operating leases and accretion expense of preferred stock. In 2017 and 2018, for the periods presented above, we did not have outstanding preferred securities and therefore were not required to pay any preferred security dividends. In the years ended December 31, 2016 and 2017 and the quarter ended March 31, 2018, earnings were insufficient to cover fixed charges by $8.5 million, $18.1 million and $14.5 million, respectively.

4.	Schedule B of the Offer to Exchange is amended and supplemented by replacing the text and chart under the Section titled “Selected Financial Data” with the following:

The following selected financial data should be read in conjunction with our audited financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our annual report on Form 10-K for the year ended December 31, 2017 filed with the SEC on March 15, 2018, and our quarterly report on Form 10-Q for the quarter ended March 31, 2018 filed with the SEC on May 8, 2018, both of which are incorporated herein by reference. Our summary statements of operations data for the three months ended March 31, 2018 and 2017 and the selected balance sheet data as of March 31, 2018 are derived from our unaudited financial statements included in our quarterly report on Form 10-Q for the quarter ended March 31, 2018. Our summary statements of operations data for the years ended December 31, 2017 and 2016 and the selected balance sheet data as of December 31, 2017 are derived from our audited financial statements included in our annual report on Form 10-K for the year ended December 31, 2017. Our historical results are not necessarily indicative of results to be expected for any future period. The summary financial data in this section are not intended to replace our audited and unaudited consolidated financial statements and related notes.

	Three Months Ended March 31,		Year Ended December 31,
	2018	2017	2017	2016
	(Unaudited)
	(in thousands, except per share data)
Statements of Operations Data:
Revenue	$25,068	$31,727	$125,300	$112,287
Cost of revenue (1)	13,306	14,959	60,359	52,834

Gross profit	11,762	16,768	64,941	59,453
Operating expenses:
Research and development expense (1)	8,003	7,343	32,220	25,185
Sales and marketing expense (1)	8,859	7,336	31,579	22,330
General and administrative expense (1)	5,225	4,087	18,161	12,426
Restructuring costs	3,927	—	—	—

Total operating expenses	26,014	18,766	81,960	59,941

Loss from operations	(14,252)	(1,998)	(17,019)	(488)
Interest income (expense) and other income (expense), net	(139)	(105)	(400)	(1,017)
Loss before tax expense	(14,391)	(2,103)	(17,419)	(1,505)

Income tax benefit (expense)	(51)	(57)	97	(168)

Net loss	(14,442)	(2,160)	(17,322)	(1,673)
Less: Accretion of preferred stock (2)	—	—	—	(6,258)

Net loss attributable to common stockholders	$(14,442)	$(2,160)	$(17,322)	$(7,931)

Net loss per share attributable to common stockholders — basic and diluted (3)	$(0.68)	$(0.11)	$(0.84)	$(0.74)
Weighted-average shares used to compute net loss per share attributable to common stockholders — basic and diluted	21,125	20,344	20,680	10,778
(1) Includes stock-based compensation as follows:
Cost of revenue	$83	$46	$231	$96
Research and development expense	759	483	2,431	983
Sales and marketing expense	757	607	3,113	1,289
General and administrative expense	466	234	1,653	397

Total stock-based compensation expense	$2,065	$1,370	$7,428	$2,765

	As of March 31,	As of December 31,
	2018	2017	2016
	(Unaudited)
		(in thousands)
Balance Sheet Data:
Total current assets	$131,448	$129,802	$148,726
Total noncurrent assets	153,044	152,034	167,536
Total current liabilities	16,432	19,923	25,381
Total noncurrent liabilities	44,484	33,092	43,513
Total stockholders’ equity	108,560	118,942	124,023

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

IMPINJ, INC.

Dated: May 8, 2018	By:	/s/ Chris Diorio, Ph.D.
	Name:	Chris Diorio, Ph.D.
	Title:	Chief Executive Officer